UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of August 2013

Commission File Number: 001-15102

Embraer S.A.

Av. Brigadeiro Faria Lima, 2170

12227-901 São José dos Campos, São Paulo, Brazil

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

This report on Form 6-K shall be deemed to be filed and incorporated by reference in the registration statement on Form F-3 (File No. 333-182039) and to be a part thereof from the date on which this report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

EXPLANATORY NOTE

This report on Form 6-K is being re-submitted to clarify that the New Notes are unsubordinated obligations of the Issuer.

COMMUNIQUÉ

EMBRAER S.A.

EMBRAER OVERSEAS LIMITED

EMBRAER ANNOUNCES EXCHANGE OFFER AND CONSENT SOLICITATION

FOR THE OUTSTANDING

6.375% NOTES DUE 2017 AND 6.375% NOTES DUE 2020

ISSUED BY EMBRAER OVERSEAS LIMITED AND GUARANTEED BY EMBRAER S.A.

Embraer S.A. (“Embraer”) hereby announces that it has commenced on August 28, 2013 an offer to exchange the outstanding 6.375% Notes due 2017 and 6.375% Notes due 2020 issued by Embraer Overseas Limited (the “Issuer”) and guaranteed by Embraer (the “Old Notes”) held by Eligible Holders (as defined below) for newly issued U.S. dollar-denominated Senior Notes (the “New Notes”) due 2023 issued by the Issuer and guaranteed by Embraer (the “Exchange Offer”) and the solicitation of consents (the “Consents”) to proposed amendments (the “Proposed Amendments”) to the indentures governing the Old Notes (the “Consent Solicitation” and, together with the Exchange Offer, the “Exchange Offer and Consent Solicitation”). The Exchange Offer and Consent Solicitation is being conducted by Embraer upon the terms and subject to the conditions set forth in a confidential offering memorandum dated August 28, 2013 (the “Offering Memorandum”) and related letter of transmittal.

The Exchange Offer and Consent Solicitation will expire at 11:59 p.m. (New York City Time) on September 25, 2013, unless extended (such time and date, as the same may be extended, the “Expiration Date”). Eligible Holders who validly tender Old Notes for exchange by 5:00 p.m. (New York City time) on September 11, 2013, unless extended (such time and date, as the same may be extended, the “Early Participation Date”), will receive the Total Exchange Price (as described below). Eligible Holders who validly tender Old Notes for exchange after the Early Participation Date, but on or prior to the Expiration Date, will receive the Exchange Price (as described below).

Exchange Offer Summary Table

CUSIP/ISIN No.	Title of Series	Aggregate Principal Amount Outstanding	Reference U.S. Treasury Securities	Fixed Spread (in basis points)(1)	Hypothetical Exchange Price(2)	Hypothetical Total Exchange Price(2)(3)

29081YAB2/US29081YAB20 29081YAA4/US29081YAA47 G30376AA8/USG30376AA86	6.375% due Jan. 24, 2017	U.S.$380.1 million	2.50% due August 15, 2023	-29 bps	U.S.$1,075.04	U.S.$1,125.04

29081YAC0/US29081YAC03	6.375% due Jan. 15, 2020	U.S.$500.0 million	2.50% due August 15, 2023	+133 bps	U.S.$1,076.46	U.S.$1,126.46

1	The Reference United States Treasury Security used to determine the Total Exchange Price (as defined below) for all of the Old Notes is the 2.50% United States Treasury Security due August 15, 2023 (the “Reference Treasury”).
2	Amount to be paid in New Notes per U.S.$1,000 principal amount of Old Notes validly tendered for exchange by the Early Participation Date assuming the satisfaction of certain customary conditions described under “Description of the Exchange Offer and Consent Solicitation—Conditions to the Exchange Offer and Consent Solicitation” in the Offering Memorandum and assuming a certain treasury yield as described in Annex B of the Offering Memorandum. See Annex B for details regarding the calculation of the hypothetical Exchange Price for Old Notes tendered after the Early Participation Date (as defined below) but before the Expiration Date (as defined below) and the Hypothetical Total Exchange Price for Old Notes tendered before the Early Participation Date. Actual amounts will be determined at the Pricing Time (as defined below). Does not reflect any accrued and unpaid interest. We will pay accrued and unpaid interest on the Old Notes up to, but not including, the applicable settlement date (as defined in the Offering Memorandum).
3	The Total Exchange Price (as defined below) includes U.S.$50 principal amount of the New Notes per U.S.$1,000 principal amount of the Old Notes that is the Early Participation Payment (as defined below).

Old Notes tendered in the Exchange Offer may be withdrawn at any time prior to 5:00 p.m. (New York City time) on September 11, 2013, unless extended by the Issuer (such time and date, as the same may be extended, the “Withdrawal Deadline”). Eligible Holders may withdraw tendered Old Notes at any time prior to the Withdrawal Deadline, but Eligible Holders may not withdraw their tendered Old Notes on or after the Withdrawal Deadline except as required by applicable law.

Eligible Holders that tender their Old Notes on or prior to the Early Participation Date will receive as described in the Offering Memorandum, in exchange for each US$1,000 of principal amount of Old Notes being exchanged, a payment equal to the discounted value on the Early Participation Settlement Date of the remaining payments of principal and interest (excluding accrued and unpaid interest to but not including the Early Participation Settlement Date) per U.S.$1,000 principal amount of the tendered series of Old Notes through the maturity date of such Old Notes, using a yield equal to the sum, as calculated by the dealer managers of the Exchange Offer, of (i) the bid-side yield on the Reference Treasury (as defined in the Offering Memorandum), as of 2:00 p.m., New York City time, on September 12, 2013 (the “Pricing Time”), as displayed on the Bloomberg Government Pricing Monitor Page PX1 (or any recognized quotation source selected by the dealer managers of the Exchange Offer in their sole discretion if such quotation report is not available or is manifestly erroneous) plus (ii) the applicable fixed spread in the table above for the applicable tender of such series of Old Notes (the “Total Exchange Price”). The Total Exchange Price will include a payment of U.S.$50 per U.S.$1,000 principal amount of Old Notes tendered on or prior to the Early Participation Date and accepted for exchange by us (the “Early Participation Payment”). Eligible Holders who validly tender their Old Notes after the Early Participation Date but prior to the Expiration Date will not be eligible to receive the Early Participation Payment, but will be eligible to receive only the “Exchange Price” for each US$1,000 in principal amount of Old Notes validly tendered and accepted. Cash in lieu of any fractional portion rounded down of a New Note will be paid on the applicable settlement date based on the Total Exchange Price or the Exchange Price, as the case may be. The terms and conditions of the Exchange Offer and Consent Solicitation are set forth in the Offering Memorandum.

All Eligible Holders whose Old Notes are validly tendered and accepted for exchange will also receive a cash payment equal to the accrued and unpaid interest on their Old Notes accepted for exchange from the last applicable interest payment date up to, but excluding, the applicable settlement date.

Notwithstanding any other provision of the Exchange Offer, the Issuer’s obligation to accept for exchange any Old Notes validly tendered is subject to the satisfaction of certain general conditions described in the Offering Memorandum, including (1) a minimum of US$300 million in New Notes being issued and (2) that there will be no obligation to consummate the Exchange Offer upon the occurrence of an event or events or the likely occurrence of an event or events that would or might reasonably be expected to prohibit, restrict or delay the consummation of the Exchange Offer and Consent Solicitation or materially impair the contemplated benefits of the Exchange Offer and Consent Solicitation. The Issuer may waive any of these conditions prior to the Expiration Date, in its sole discretion. The Issuer may terminate the Exchange Offer and Consent Solicitation or, at its option, modify, extend or amend the Exchange Offer and Consent Solicitation if certain conditions described in the Offering Memorandum, including those described above, are not satisfied or waived on or prior to the Expiration Date.

The New Notes will be direct, unsecured, unsubordinated obligations and will rank pari passu in priority of payment with all of the existing and future debt of the Issuer without preference among themselves. The New Notes will bear interest at a rate per annum equal to the sum of (i) the bid-side yield on the 2.50% U.S. Treasury Note due August 15, 2023 as of the Pricing Time (based on the bid-side price indicated on the Bloomberg Government Pricing Monitor Page PX1 as of the Pricing Time (or any recognized quotation source selected by the dealer managers of the Exchange Offer in their sole discretion if the Bloomberg Government Pricing Monitor is not available or is manifestly erroneous)), and (ii) 2.80% (280 basis points). Interest will accrue from, and including, the Early Participation Settlement Date (as defined in the Exchange Memorandum) and will be payable semi-annually in arrears on each March 16 and September 16 of each year, commencing on March 16, 2014. The New Notes will mature on September 16, 2023. The Issuer and the Guarantor intend to enter into a Registration Rights Agreement with the dealer managers for the Exchange Offer (the “Registration Rights Agreement”). The interest rate on the New Notes may increase in certain circumstances if the Issuer is not in timely compliance with its obligation to exchange or register the Notes pursuant to the terms of the Registration Rights Agreement.

Holders of Old Notes who want to participate in the Exchange Offer must consent to the Proposed Amendments. The purpose of the Consent Solicitation is to modify or eliminate certain provisions, including certain restrictive covenants, events of default and certain other provisions under the indentures governing the Old Notes. The Consent Solicitation is subject to, among other things, the condition that the consents of holders representing at least a majority in aggregate principal amount of the outstanding Old Notes have been received and not revoked.

The Exchange Offer is being offered only to holders of Old Notes: (a) who are “qualified institutional buyers,” or “QIBs,” as defined in Rule 144A under the Securities Act of 1933, as amended (the “Securities Act”); and (b) “non-U.S. persons”, as defined in Regulation S under the Securities Act, and who are eligible to participate in the Exchange Offer pursuant to the securities laws of the jurisdiction in which they are located. Holders of Old Notes who: (i) are eligible to participate in the Exchange Offer pursuant to at least one of the foregoing conditions; and (ii) held Old Notes as of the Expiration Date are referred to herein as “Eligible Holders.”

The Exchange Offer and the New Notes have not been, and will not be, registered under the Securities Act, or under the securities laws of any other jurisdiction, except as contemplated by the Registration Rights Agreement. The New Notes may not be offered within the United States or to, or for the account or benefit of, U.S. persons, except to Eligible Holders in compliance with Rule 144A or Regulation S under the Securities Act, as applicable. Only Eligible Holders are authorized to receive or review the Offering Memorandum or to participate in the Exchange Offer and Consent Solicitation.

The Exchange Offer and the New Notes have not been, and will not be, registered with the Brazilian Comissão de Valores Mobiliários (CVM). The Exchange Offer and the New Notes may not be offered or sold in Brazil, except in circumstances that do not constitute a public offering or unauthorized distribution under Brazilian laws and regulations. The Exchange Offers and the New Notes are not being offered into Brazil.

The Exchange Offer is not being made to persons in any jurisdiction in which the making or acceptance thereof would not be in compliance with the securities, blue sky or other laws of such jurisdiction.

For more information, contact D.F. King & Co., Inc., the exchange agent and information agent for the Exchange Offer and Consent Solicitation (the “Exchange Agent”), by phone at +1-212-269-5550 or +1-800-207-3158 (toll-free in the U.S.), or by email at embraer@dfking.com.

Documents in connection with the Exchange Offer are available at the offices of the Exchange Agent, D.F. King & Co., Inc., 48 Wall Street, 22nd Floor, New York, New York 10005, Attn: Elton Bagley.

For further information, please contact:

+55-12-3927-4404 or investor.relations@embraer.com.br

This press release may include declarations about Embraer’s expectations regarding future events or results. All declarations based upon future expectations, rather than historical facts, are subject to various risks and uncertainties. Embraer cannot guarantee that such declarations will prove to be correct. These risks and uncertainties include factors related to the following: (a) the markets in which Embraer operates; (b) the global economy; (c) capital markets; (d) the aircraft production business and its dependence upon the global economy, which is cyclical by nature; and (e) the high degree of global competition in the markets in which Embraer operates. To obtain further information on factors that may give rise to results different from those forecast by Embraer, please consult the reports filed with the Brazilian Comissão de Valores Mobiliários (CVM) and with the SEC, including Embraer’s most recent Annual Report on Form 20-F and its reports on Form 6-K.

São José dos Campos, August 30, 2013.

José Antonio de Almeida Filippo

Executive Vice-President and Chief Financial and Investor Relations Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 30, 2013

Embraer S.A.

By:	/s/ José Antonio de Almeida Filippo
Name:	José Antonio de Almeida Filippo
Title:	Executive Vice-President and Chief Financial and Investor Relations Officer